

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2008

Via U.S. Mail and Fax (800-805-4561)
Mr. Dyron M. Watford
Chief Financial Officer & Chairman
Universal Energy Corp.
30 Skyline Drive
Lake Mary, Florida 32746

> Re: **Universal Energy Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 19, 2008**
> **File No. 0-50284**

Dear Mr. Watford:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2007 and Form 10-Q for the Fiscal Quarter Ended September 30, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Critical Accounting Policies, page 25

1.   You disclose in your revenue recognition policy disclosure that you make estimates of the amount of production delivered to the purchaser and the price you will receive at the end of each month, and the variances between your estimates and the actual amounts received from the purchasers are recorded in the month payments are received. Please identify the type of sales that the estimates are related to, the nature of the estimates and how you have determined that your estimates are accurate.

Item 8.A. Controls and Procedures, page 28

2.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting pursuant to Item 308T of Regulation S-B. Also refer to the guidance at Release 33-8934, which may be found at http://www.sec.gov/rules/final/2008/33-8934.pdf.

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

        In addition, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Consolidated Statements of Operations, page F-4

3.   Please explain how you calculated the value of the "Excess embedded derivative value".

Convertible Debentures, page F-14

4.   We noted from review your accounting policies and footnote disclosure that you elected to adopt SFAS 155, *Accounting for Certain Hybrid Financial Instruments*, to account for and make disclosure of the "September 2007 Convertible Debentures", the "November 2007 Convertible Debentures", and the "May 2008 Convertible Debentures". Since you have elected to apply SFAS 155 to these debentures, please clarify why you have separately accounted for an embedded derivative with respect to these debentures. Please clarify how you accounting complies with paragraph 12.b of SFAS 133 and SFAS 155. In addition, your tabular disclosure on page F-20 appears to contain values related to warrants. Please clarify why you are accounting for these freestanding derivatives (i.e., warrants) as embedded derivatives.

5.   We note that you have included tabular disclosures to summarize the "September 2007 Convertible Debentures" and the "November 2007 Convertible Debentures", and discounts outstanding at 12/31/2007 in your footnotes. Please clarify how you have determined the value of the "Warrant derivative discounts". Please clarify how you have subsequently accounted for these discounts and how it complies with SFAS 133.

6.   Please clarify why your accounting for the excess of the fair value over the transaction price of the Debentures complies with paragraph 16 of SFAS 133.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 10 – Repricing of September 2007 and November 2007 Debentures, page 19

7.   You disclose an expense of $9,404,508 in the 9 months ended 9/30/2008 due to the reprising of the "September 2007 Convertible Debentures" and the "November 2007 Convertible Debentures". Please explain how your accounting for this repricing complies with SFAS 133.

Footnote No. 3, page 10

8.   In the tabular disclosure you disclose the balance of embedded derivatives is reduced by $1,501,225 in 2008 due to a conversion of convertible debenture into common stock. Please identify the related convertible debentures being converted into common stock in 2008.

Footnote No. 5, page 11

9.   You disclose certain conversion feature related to the "Promissory Note with
        Stockholder - $250,000" and "Promissory Notes - $750,000". Please explain how
        you apply SFAS 133 in assessing whether the conversion feature contained in the
        "Promissory Notes - $250,000", "Promissory Notes - $750,000", and "Promissory
        Notes - $600,000" qualify as embedded derivative instruments.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief